

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 16, 2023

Dr. Raluca Dinu
Chief Executive Officer
GigCapital5, Inc.
1731 Embarcadero Road., Suite 200
Palo Alto, California 94303

      Re: GigCapital5, Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2022
          Filed March 31, 2023
          Filed No. 001-40839

Dear Dr. Raluca Dinu:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Industrial Applications and Services